UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pier Acquisition II, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Phil Huml
Pier Acquisition II, Inc.
3902 Peartree Place
Calabasas, CA 91302
(310) 319-0144

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John F. Baier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of	7.	Sole Voting Power	975,000
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	975,000
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 13.95%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Pier Acquisition II, Inc., whose principal executive offices are located at 3902 Peartree Place, Calabasas, CA 91302 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is John F. Baier (the “Reporting Person”).

(b) The business address of the Reporting Person is 29350 Pacific Coast Highway, #A2, Malibu, CA 90265.

(c) The Reporting Person is currently the President of the Marie Baier Foundation, a private foundation that gives grants to higher education, the arts, hospitals, and health and human services, located at 29350 Pacific Coast Highway, #A2, Malibu, CA 90265.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On September 5, 2008, the Reporting Person acquired directly from the Issuer 487,500 shares of Common Stock at an aggregate purchase price of $375.00 and a warrant (a “Warrant”) to purchase 487,500 shares of Common Stock at an exercise price of $0.00038462 per share, for an aggregate purchase price equal to $188.00. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of September 5, 2018 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933.

Item 4. Purpose of Transaction.

The Reporting Person purchased the 487,500 shares of Common Stock and the Warrants for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 975,000 shares of Common Stock, representing 13.95% of the outstanding shares of Common Stock (based upon 6,500,000 shares of Common Stock outstanding as of the date hereof).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 975,000 shares of Common Stock owned by the Reporting Person.

(c) The 975,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective September 5, 2008.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 975,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2009

By:	/s/ John F. Baier
John F. Baier